Form 10KSB, Exhibit 13
period 1997-06-30
CAPITAL SAVINGS BANCORP INC
filed 1997-09-25
CIK 912610

Exhibit 13

                        Annual Report to Security Holders

                               1997 ANNUAL REPORT
















                                 CAPITAL SAVINGS
                                  BANCORP, INC.

TABLE OF CONTENTS








         President's Message.................................................  1
         Selected Consolidated Financial Information.........................  2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operation................................  5
         Consolidated Financial Statements................................... 20
         Stockholder Information............................................. 55
         Corporate Information............................................... 57

FROM YOUR PRESIDENT






                                                September 23, 1997



Dear Fellow Shareholders:


         On behalf of the Board of Directors and management of Capital Savings Bancorp, Inc. and its subsidiary Capital Savings Bank, FSB, we are pleased to share with you the results of the Company's performance for the fiscal year ended June 30, 1997.

         The Company experienced significant increases in both earnings and asset growth. Net income for the twelve months ended June 30, 1997 was $1.6 million or $.82 per share. This included the impact of the one-time assessment to recapitalize the Savings Association Insurance Fund. Excluding the special assessment, net income for the twelve months would have been $2.1 million or $1.13 per share, as compared to $1.9 million or $.94 per share for the same period in 1996, a 21.3% increase in earnings per share.

         Total assets increased $24.5 million to $242.5 million at June 30, 1997, an 11.2% increase. The growth in assets was attributable primarily to a 14.2% or $23.6 million increase in the loan portfolio. This growth was funded by an $18.7 million or 12.3% increase in deposits and a $4.5 million or 10.7% increase in Federal Home Loan Bank advances.

         Our totally free checking account program produced tremendous results this past year, with an increase of over 6,000 new accounts and $5.9 million in checking account deposits. In April of this year we also opened our second supermarket branch, offering convenient banking services to our customers seven days-a-week.

         Our Board and management team remains committed to the continued growth of the Company, the enhancement of banking services for our customers, and an increase in value to you, our shareholder.

         Thank you for your continued confidence in Capital Savings Bancorp, Inc.


Sincerely,



/s/Larry V. Schepers
--------------------
Larry V. Schepers
Chairman of the Board and President

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                At June 30,
                                                      ---------------------------------------------------------------
                                                        1993          1994          1995         1996          1997
                                                      --------      --------      --------     --------      --------
                                                                                 (In Thousands)
Selected Financial Condition Data:
Total assets......................................... $163,060      $170,235      $186,677     $217,954      $242,518
Loans receivable, net................................  130,735       134,881       151,843      166,623       190,203
Mortgage-backed securities...........................   15,408        12,932        18,863       28,339(1)     23,449(1)
Investment securities................................    4,481        15,219        10,241(2)    16,046(2)     16,715(2)
Deposits.............................................  151,382       143,054       145,688      152,345       171,039
Total borrowings.....................................    1,000         5,200        18,500       42,000        46,500
Stockholders' equity.................................    8,207        19,604        19,697       20,481        21,340

                                                                              Year Ended June 30,
                                                      --------------------------------------------------------------
                                                        1993          1994          1995         1996          1997
                                                      -------       -------       -------      -------       -------
                                                                     (In Thousands, Except Per Share Data)
Selected Operations Data:
Total interest income................................ $12,463       $11,138       $12,737      $14,996       $17,727
Total interest expense...............................   7,109         5,673         6,562        8,445        10,365
                                                      -------       -------       -------      -------       -------
  Net interest income................................   5,354         5,465         6,175        6,551         7,362
Provision for loan losses............................      48            40            60          120           120
                                                      -------       -------       -------      -------       -------
  Net interest income after provision
   for loan losses...................................   5,306         5,425         6,115        6,431         7,242
                                                      -------       -------       -------      -------       -------
Loan servicing fees and service charges.............      174           172           177          189           197
Income (Loss) from real estate owned held for sale...     425           140             7           29            (2)
Other noninterest income.............................     481           415           596          611         1,040
                                                      -------       -------       -------      -------       -------
  Total noninterest income...........................   1,080           727           780          829         1,235
                                                      -------       -------       -------      -------       -------
Total noninterest expense and income taxes...........   4,202         4,380         5,113        5,400         6,927
                                                      -------       -------       -------      -------       -------
  Net income......................................... $ 2,184       $ 1,772       $ 1,782      $ 1,860       $ 1,550
                                                      =======       =======       =======      =======       =======

Earnings Per Share...................................     n/a           n/a       $  0.85(3)   $  0.94(3)    $  0.82(3,4)
Dividends Per Share..................................     n/a           n/a       $   .15(3)   $   .17(3)    $   .23(3)









                                     - 2 -

     (1) At  June  30,  1996  and  1997,  all  mortgage-backed  securities  were
classified   as   available-for-sale.   For  all  other  dates   presented   all
mortgage-backed  securities were classified as  held-to-maturity.  See Note 2 of the Notes to Consolidated Financial Statements contained herein.

     (2) Includes $5.9 million, $2.0 million and $4.7 million of investment securities classified as available-for-sale at June 30, 1995, 1996, and 1997, respectively. For the other dates presented all investment securities were classified as held-to-maturity. See Note 2 of the Notes to Consolidated
Financial Statements contained herein.

     (3) Earnings Per Share and Dividends Per Share are presented to reflect the
2-for-1 stock split,  effective in the form of a 100% stock dividend,  completed
November 22, 1996.

     (4) Excluding the one-time Savings Association Insurance Fund ("SAIF") assessment, earnings per share would have been $1.13. See Note 16 of the Notes to Consolidated Financial Statements contained herein.

                                                                                           Year Ended June 30,
                                                                     -------------------------------------------------------------
                                                                      1993          1994          1995         1996         1997
                                                                      ----          ----          ----         ----         ----

Selected Financial Ratios and Other Data:
Performance Ratios:
 Return on assets (ratio of net income
 to average total assets).....................................        1.33%         1.07%         1.00%         .94%         .67%(1)

 Interest rate spread information:
  Average during period.......................................        3.27          3.10          2.96         2.85         2.94
  End of period...............................................        3.24          3.17          2.81         2.89         2.88
 Net interest margin (2)......................................        3.38          3.41          3.55         3.40         3.27
 Return on stockholders' equity (ratio of
   net income to average equity)..............................       30.70         12.74          8.92         9.10         7.61(1)
 Ratio of operating expense (excluding
   gain/loss on sale of real estate owned)
   to average total assets....................................        1.91          2.11          2.27         2.13         2.54(1)

Quality Ratios:
 Non-performing assets to total assets at
  end of period...............................................        1.19           .97           .12          .23          .31
 Allowance for loan losses to non-
  performing loans............................................       23.26         29.63        411.27       136.93       107.41

Equity Ratios:
 Stockholders' equity to total assets
  at end of period............................................        5.03         11.52         10.55         9.40         8.80
 Average stockholders' equity to average
  assets......................................................        4.31          8.40         11.17        10.32         8.74
 Ratio of average interest-earning assets
  to average interest-bearing liabilities.....................        1.03          1.09          1.12         1.12         1.07

Number of full service offices................................           6             6             6            6            8
Number of limited service offices.............................           5             4             4            3            1



--------

     (5)  Includes  impact of the  one-time  SAIF  assessment  of  approximately
$959,000. Excluding the impact of the SAIF assessment the following ratios would have been as follows: Return on Assets .92%, Return on Equity 10.52%, and the Ratio of operating expense to average total assets 2.12%. See Note 16 of the Notes to Consolidated Financial Statements contained herein.

     (6) Net interest income divided by average interest earning assets.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS



         Capital Savings Bancorp, Inc. (and with its subsidiary, the "Company") is a Delaware corporation organized on September 22, 1993 for the purpose of becoming the holding company of Capital Savings Bank, FSB (the "Bank"). The principal business of the Company consists primarily of attracting deposits from the general public and using such deposits to originate mortgage loans secured by one- to four-family residences and, to a lesser extent, one- to four-family residential construction, multi-family and commercial real estate loans and consumer loans. The Company also uses these funds to purchase loans secured by one- to four-family residences and, to a lesser extent, multifamily and nonresidential properties. The Company also purchases mortgage-backed securities, U.S. government and federal agency obligations and other permissible securities.

         The Company's results of operations are primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other thrift institutions, is subject to interest-rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a different basis, than its interest-bearing liabilities.

         The Company's results of operation are also affected by, among other things, provision for loan losses, loan servicing income, fee income and other service charges, subsidiary income, operating expenses and income taxes. The Company's operating expenses principally consist of employee compensation and benefits, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses.

         The Company is significantly affected by prevailing economic conditions including federal monetary and fiscal policies, as well as by federal regulation of financial institutions. Deposit balances are influenced by a number of factors including interest rates paid on competing personal investments and the level of personal income and savings within the institution's market area. Lending activities are influenced by consumer demand for housing as well as competition from other lending institutions. The primary sources of funds for lending activities include deposits, loan payments, borrowings and funds provided from operations.

Financial Condition

         June 30, 1997 compared to June 30, 1996. The Company's total assets increased $24.5 million, or 11.2%, to $242.5 million at June 30, 1997 from $218.0 million at June 30, 1996. The increase was primarily attributable to a $23.6 million increase in loans receivable offset by a $4.9 million decrease in mortgage-backed securities. The asset growth was funded through an increase in deposits of $18.7 million and an increase in advances from the Federal Home Loan Bank of Des Moines (the "FHLB") of $4.5 million.

         Net loans receivable increased $23.6 million, or 14.2%, to $190.2 million at June 30, 1997 from $166.6 million at June 30, 1996. Loan growth was primarily the result of increased originations, which were due to an increase in marketing efforts and increase in demand in the Company's primary lending market. In addition, the Company purchased approximately $6.0 million of loans secured by properties in the state of Missouri. During fiscal 1997, the Company originated and purchased $41.7 million of one- to four-family residential mortgage loans as compared to $53.6 million of such mortgage loans during fiscal 1996.

         Deposits increased $18.7 million, or 12.3%, to $171.0 million at June 30, 1997 from $152.3 million at June 30, 1996. This increase was comprised of $7.8 million in time deposits, $5.0 million in savings deposits and $5.9 million in demand deposits.

         Advances from the FHLB increased $4.5 million, or 10.7%, to $46.5 million at June 30, 1997 from $42.0 million at June 30, 1996. The advances have terms of up to five years at both variable and fixed interest rates and were primarily used to finance growth in loans receivable. At June 30, 1997 the average cost of advances was .11% higher than the weighted average cost of the Company's certificates of deposit.

         June 30, 1996 compared to June 30, 1995. The Company's total assets increased $31.3 million, or 16.8% to $218.0 million at June 30, 1996 from $186.7 million at June 30, 1995. The increase was primarily attributable to a $14.8 million increase in loans receivable, a $9.5 million increase in mortgage-backed securities, and a $5.4 million increase in investment securities as a result of the Company's efforts to leverage its capital and increase net interest income. The increases were funded primarily by FHLB advances and to a lesser extent by increased deposits.

         Deposits increased $6.7 million, or 4.6%, to $152.3 million at June 30, 1996 from $145.7 million at June 30, 1995. The increase in deposits was primarily attributed to an increase in certificates of deposit of $4.9 million and a $1.7 million increase in demand deposits. FHLB advances increased $23.5 million to $42.0 million at June 30, 1996 from $18.5 million at June 30, 1995. The advances, which have maturities from 1 month to 5 years, were primarily used to fund loan growth.


Results of Operations

         The Company's results of operations depend primarily on the level of its net interest income and non-interest income and its control of operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.

         The Company's noninterest income consists primarily of fees charged on transaction accounts and the origination of loans which help to offset the costs associated with establishing and maintaining these deposits and loan accounts. In addition, noninterest income is derived from the activities of the Bank's wholly owned subsidiary which engages in the sale of various insurance and investment products.

Comparison of Fiscal Years Ended June 30, 1997 and June 30, 1996

         General. The Company's net income decreased $310,000, or 16.7%, to $1.6 million for the year ended June 30, 1997 from $1.9 million for the year ended June 30, 1996. Exclusive of the one-time SAIF assessment of $959,000 and the related income tax effect, net income for fiscal 1997 would have approximated $2.2 million, or an increase of $290,000 from the year ended June 30, 1996. The Company had an increase in net interest income and non-interest income partially offset by an increase in non-interest expense.

         Net Interest Income. Net interest income before the provision for loan losses totaled $7.4 million for fiscal 1997 compared to $6.6 million for fiscal 1996, representing an increase of 12.4%. The increase was due primarily to an increase in the average balance of interest-earning assets. The average net interest rate spread increased to 2.94% for the year ended June 30, 1997 from 2.85% for the year ended June 30, 1996. This .09% increase was attributed to assets repricing at an increased rate as a result of generally higher market interest rates.

         Interest income increased $2.7 million to $17.7 million for the year ended June 30, 1997 from $15.0 million for the year ended June 30, 1996. The increase in interest income was primarily attributed to a $32.4 million, or 16.8%, increase in average interest-earning assets, primarily loans receivable.

         Interest expense increased $2.0 million, or 22.7%, to $10.4 million for the year ended June 30, 1997 from $8.4 million for the year ended June 30, 1996. The increase was due to a $39.0 million increase in the average balance of interest-bearing liabilities, primarily FHLB advances. The average rate paid on interest-bearing liabilities remained at 4.93% during fiscal years 1996 and 1997.

         Provision for Loan Losses. The provision for loan losses was $120,000 for the years ended June 30,1997 and 1996. The allowance for loan losses increased to $739,000, or .39% of total loans at June 30, 1997, compared to $634,000 or .38% of total loans at June 30, 1996. The increase in the allowance for loan losses was primarily reflective of the $23.6 million or 14.2% increase in the Company's loan portfolio.

         The Company maintains allowances for loan losses based on management's analysis of its loan portfolio, the amount of non-performing assets, and general economic conditions. The Company continues to monitor and adjust its allowance for loan losses as management's analysis of its loan portfolio and economic conditions dictate. Future additions to the Company's allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing loans are dependent upon the economy, changes in real estate values and interest rates. In addition, federal regulators may require additional reserves as a result of their examination of the Company. The allowance for loan losses reflects what the Company currently believes is an adequate level of reserves, although there can be no assurance that future losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. See "Use of Estimates" under Note 1 of the Notes to Consolidated Financial Statements herein.

         The Company's total nonperforming assets (which include non-accrual loans, accruing loans more than 90 days delinquent, and real estate owned) increased by $253,000 to $760,000, or .31% of total assets, at June 30, 1997 from $507,000, or .23% of total assets, at June 30, 1996. At June 30, 1997, the Bank's allowance for loan losses to non-performing loans was 107.4% as compared to 136.9% at June 30, 1996.

         Noninterest Income. Noninterest income increased $406,000 or 49.0%, to $1.2 million for the year ended June 30, 1997 from $829,000 for the year ended June 30, 1996. Noninterest income consists primarily of bank service charges and fees, loan servicing income, income from the Bank's financial services subsidiary, and net gain (loss) on the sales of securities. The increase in noninterest income during fiscal 1997 was due to increases in bank service charges, and from the gain on sale of securities, offset by a decrease in the commission income of the Bank's financial services subsidiary. Bank service charges increased $431,000 for the year ended June 30, 1997 to $691,000 from $260,000 for the previous year. The increase was attributable to the increase in number of checking accounts added in the past year. Management intends to continue marketing of the checking account program.

         Noninterest Expense. Noninterest expense increased $1.7 million to $5.9 million for the year ended June 30, 1997 from $4.2 million for the year ended June 30, 1996. Excluding the SAIF assessment of $959,000, non-interest expense increased $730,000, or 17.3% to $5.0 million when compared to the prior year. See Note 16 of the Notes to Consolidated Financial Statements herein. The majority of the increase was attributable to an increase in compensation and benefits of $364,000 which included the cost of employees hired in connection with the opening of a supermarket branch during April 1997. An increase in office occupancy, advertising, data processing and other non-interest expenses were due in part to the marketing of the checking account promotion and the opening of a new supermarket branch facility.

         Provision for Income Taxes. Income tax expenses decreased by $161,000 to $1.0 million for the year ended June 30, 1997 from $1.2 million for the year ended June 30, 1996. The decrease was due to the decrease in taxable income.

Comparison of Fiscal Years Ended June 30, 1996 and June 30, 1995

         General. The Company's net income increased by $78,000 or 4.4% to $1.9 million for the year ended June 30, 1996 from $1.8 million for the year ended June 30, 1995. The increase was due to increases in net interest income and noninterest income, offset by increases in noninterest expense and the provision for income taxes.

         Net Interest Income. Net interest income before provision for loan losses increased by $377,000 or 6.1%, to $6.6 million for the year ended June 30, 1996 from $6.2 million for the year ended June 30, 1995. The increase was due primarily to an increase in the average balance of interest-earning assets. The average net interest spread declined, however, from 2.96% for the fiscal year ended June 30, 1995 to 2.85% for the period ended June 30, 1996. The decline was attributable to deposits and borrowings repricing upward at a greater rate than interest-earning assets as a result of general market increases in interest rates.

         Interest income increased $2.3 million, or 17.7%, to $15.0 million for the year ended June 30, 1996 compared to $12.7 million for the year ended June 30, 1995. The increase in interest income was primarily attributable to a $16.0 million or 9.1% increase in average interest-earning assets due to the growth in the one- to four-family mortgage loans, commercial loans, consumer loans, and the mortgage-backed securities portfolio.

         Interest expense increased $1.9 million or 28.7%, to $8.4 million for the year ended June 30, 1996 from $6.6 million for the year ended June 30, 1995. The increase was primarily due to the average balance of interest-bearing liabilities increasing $16.8 million or 10.9% from $154.5 million to $171.4 million and, to a lesser extent, a 68 basis point increase in the average cost of funds. The $16.8 million increase was primarily the result of an increase in the balance of FHLB advances and certificate accounts. Interest expense on deposits increased $1.2 million while interest expense on borrowed funds increased $638,000.

         Provision for Loan Losses. The provision for loan losses was $120,000 for the year ended June 30, 1996, as compared to $60,000 in 1995. The provisions increased allowance for loan losses to $634,000 or .38% of total loans at June 30, 1996, compared to $514,000 or .34% of total loans at June 30, 1995.

         The Company's total nonperforming assets increased by $275,000 to $507,000 or .23% of total assets at June 30, 1996 from $232,000 or .12% at June 30, 1995. The net loan portfolio increased by $14.8 million during the same period.

         Noninterest Income. Noninterest income increased $49,000 or 6.3%, to $829,000 for the period ended June 30, 1996 from $780,000 for the year ended June 30, 1995. The increase in noninterest income during fiscal 1996 was due to increases in income from real estate owned held for sale, gain on sale of securities and service charges, offset by a decrease in the earnings of the Bank's financial services subsidiary.

         Noninterest Expense. Noninterest expense increased $165,000 to $4.2 million for the fiscal year ended June 30, 1996 from $4.1 million for the fiscal year ended June 30, 1995. The increase in noninterest expense was due primarily to an increase in occupancy and equipment expenses and an increase in advertising expenses, partially offset by a decrease in compensation and benefits. Office occupancy and equipment expenses increased $91,000 to $511,000 for the year ended June 30, 1996 from $420,000 for the year ended June 30, 1995 due, in part, to relocation and expansion of the Rolla, Missouri facility and relocation of the Jefferson City mall facility to a supermarket facility.

         Provision for Income Taxes. Income tax expense increased by $122,000 to $1.2 million for the fiscal year ended June 30, 1996 from $1.1 million for the fiscal year ended June 30, 1995. The increase was due to the increase in taxable income and the Company's effective tax rate in fiscal 1996. The Company's effective tax rate increased to 38.8% in the year ended June 30, 1996 from 37.2% for the fiscal year ended June 30, 1995.

Average Balances, Interest Rates and Yields

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the total dollar amount of interest expense on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. Non-accruing loans have been included in the table as loans carrying a zero yield.

                                                                                    Year Ended June 30,
                                                    --------------------------------------------------------------------------------
                                                                      1995                                      1996
                                                    --------------------------------------    --------------------------------------
                                                       Average       Interest                  Average        Interest
                                                     Outstanding     Earned/        Yield/    Outstanding       Earned/       Yield/
                                                       Balance         Paid          Rate       Balance          Paid          Rate
                                                       -------         ----          ----       -------          ----          ----
                                                                                 (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable1................................... $143,429       $10,807        7.53%     $157,222        $ 12,715         8.09%
 Mortgage-backed securities..........................   16,471         1,103        6.70%       22,905           1,602         6.99%
 Investment securities...............................   13,344           603        4.52%        8,344             419         5.02%
 FHLB stock..........................................    1,857           144        7.75%        1,921             136         7.08%
 Other...............................................    1,595            80        5.02%        2,347             124         5.28%
                                                      --------       -------                  --------         -------

     Total interest-earning
      assets(1)...................................... $176,696        12,737        7.21%     $192,739          14,996         7.78%
                                                      ========        ------                  ========         ------

Interest-Bearing Liabilities:
 Demand and checking deposits........................ $ 18,270           426        2.33%     $ 17,799             381         2.14%
 Savings deposits....................................   17,336           495        2.86%       16,146             465         2.88%
 Certificate accounts................................  107,415         4,937        4.60%      114,769           6,257         5.45%
 FHLB advances.......................................   11,513           704        3.84%       22,656           1,342         5.92%
                                                      ---------       -------                 --------         --------

    Total interest-bearing
      liabilities.................................... $154,534          6,562       4.25%     $171,370           8,445         4.93%
                                                      ========        -------                 ========         --------

Net interest income..................................                 $ 6,175                                 $  6,551
                                                                      =======                                 ========
Net interest rate spread.............................                               2.96%                                      2.85%
                                                                                    ====                                       ====
Net earning assets................................... $ 22,162                                $ 21,369
                                                      ========                                 =======
Net yield on average
 interest-earning assets.............................                               3.49%                                      3.40%
                                                                                    ====                                       ====
Average interest-earning
 assets to average interest-
 bearing liabilities.................................                    1.14x                                     1.12x
                                                                         ====                                      ====

                                                                             1997
                                                         --------------------------------------
                                                           Average         Interest
                                                         Outstanding        Earned/      Yield/
                                                           Balance          Paid         Rate
                                                           -------          ----         ----
                                                                   (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable1...................................     $181,057         $14,719       8.13%
 Mortgage-backed securities..........................       26,166           1,784       6.82%
 Investment securities...............................       13,229             927       7.01%
 FHLB stock..........................................        2,765             198       7.16%
 Other...............................................        1,962              99       5.05%
                                                          --------         -------
     Total interest-earning
      assets().......................................     $225,179          17,727       7.87%
                                                          ========          ------

Interest-Bearing Liabilities:
 Demand and checking deposits........................     $ 24,362             561       2.30%
 Savings deposits....................................       17,048             458       2.69%
 Certificate accounts................................      119,802           6,576       5.49%
 FHLB advances.......................................       49,125           2,770       5.64%
                                                          --------         -------

    Total interest-bearing
      liabilities....................................     $210,337          10,365       4.93%
                                                          ========         -------

Net interest income..................................                     $  7,362
                                                                          ========
Net interest rate spread.............................                                    2.94%
                                                                                         ====
Net earning assets...................................     $ 14,842
                                                          ========
Net yield on average
 interest-earning assets.............................                                    3.27%
                                                                                         ====
Average interest-earning
 assets to average interest-
 bearing liabilities.................................                         1.07x
                                                                          ========
--------

     (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

Rate/Volume Analysis

         The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                Year Ended June 30,
                                  --------------------------------------------------------------------------

                                               1995 vs. 1996                          1996 vs. 1997
                                  ----------------------------------     -----------------------------------
                                        Increase                               Increase
                                       (Decrease)            Total            (Decrease)            Total
                                         Due to            Increase             Due to             Increase
                                   Volume       Rate      (Decrease)     Volume         Rate      (Decrease)
                                   ------       ----      ----------     ------         ----      ----------
                                                                (In Thousands)
Interest-earning assets:
 Loans receivable ...........     $ 1,115      $   793      $ 1,908      $ 1,938      $    66      $ 2,004
 Mortgage-backed securities .         450           49          499          222          (40)         182
 Investment securities ......        (264)          75         (189)         403          167          570
 Certificates of deposit ....        --             (3)          (3)        --           --           --
 Other ......................          40            4           44          (19)          (6)         (25)
                                  -------      -------      -------      -------      -------      -------

     Total interest-earning
      assets ................     $ 1,341      $   918      $ 2,259      $ 2,544      $   187      $ 2,731
                                  =======      =======      =======      =======      =======      =======

Interest-bearing liabilities:
 Demand and checking
  deposits ..................     $   (10)     $   (35)     $   (45)     $   151      $    29      $   180
 Savings deposits ...........         (34)           4          (30)          24          (31)          (7)
 Certificate accounts .......         401          919        1,320          276           43          319
 FHLB advances ..............         660          (22)         638        1,493          (65)       1,428
                                  -------      -------      -------      -------      -------      -------

     Total interest-bearing
      liabilities ...........     $ 1,017      $   866      $ 1,883      $ 1,944      $   (24)     $ 1,920
                                  =======      =======      =======      =======      =======      =======

Net interest income .........                               $   376                                $   811
                                                            =======                                =======


Interest Rate Spread

         The Company's results of operations are determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and operating expenses. Net interest income is determined by the interest rate spread between the yields earned on its interest-earning assets and the rates paid on interest-bearing liabilities and by the relative amounts of interest-earning assets and interest-bearing liabilities.

         The  following  table sets forth the weighted  average yield earned and
rate  paid  on  the  Company's   interest-earning  assets  and  interest-bearing
liabilities.

                                                                     At June 30,
                                                           --------------------------------
                                                           1995          1996          1997
                                                           ----          ----          ----
Weighted average yield on:
 Loans receivable......................................    7.66%        8.02%         8.12%
 Mortgage-backed securities............................    6.50%        7.18%         6.83%
 Investment securities.................................    5.59%        7.10%         6.64%
 Other interest-earning assets.........................    5.62%        4.92%         5.17%
     Combined weighted average yield on
      interest-earning assets..........................    7.43%        7.84%         7.83%
Weighted average rate paid on:
 Savings deposits......................................    2.75%        2.79%         2.70%
 Demand and checking deposits..........................    2.17%        2.14%         2.55%
 Certificates..........................................    5.24%        5.48%         5.57%
 Borrowings............................................    6.50%        5.65%         5.68%
     Combined weighted average rate paid
      on interest-bearing liabilities..................    4.75%        4.93%         4.95%

Spread.................................................    2.68%        2.91%         2.88%

Asset/Liability Management

         The goal of the Company's asset/liability management strategy is to maximize and stabilize net interest income for the long term while protecting its interest rate spread against significant changes in interest rates. The Company has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by attempting to match the interest rate sensitivity of its assets and liabilities and by expanding its activities which are not directly dependent on interest rate spreads.

         In managing its asset/liability mix, the Company, at times, depending on the relationship between long-and short-term interest rates, market conditions and consumer preference, may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its assets and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. The Company has established limits, which may change from time to time, on the level of acceptable interest-rate risk. There can be no assurances, however, that in the event of an adverse change in interest rates the Company's efforts to limit interest rate risk will be successful.

         The primary elements of the Company's  asset/liability strategy include
(i) retaining all adjustable-rate, and a limited amount of fixed-rate loans for portfolio depending upon the current interest rate environment, (ii) purchasing fixed-rate mortgage-backed securities with short- to intermediate-term effective lives and adjustable-rate mortgage-backed securities and (iii) emphasizing the solicitation of savings, checking and longer term deposits. In this regard, the Company focuses its lending efforts toward offering competitively priced adjustable-rate and fixed-rate loan products. The Company's mortgage lending strategy has been to retain all one-, three- and five-year adjustable-rate loans and retain fixed-rate loans of 20 years or less in term. In addition, depending upon the Company's desired ratio of fixed-rate to adjustable-rate loans, consistent with its asset liability objectives, the Company retains or sells in the secondary market all the remaining fixed rate loans with servicing retained, without recourse. There were no loans held for sale as of June 30, 1997.

         Generally, the investment policy of the Company is to invest funds among various categories of investments and maturities based upon the Company's need for liquidity, to achieve the proper balance between its desire to minimize risk and maximize yield, to provide collateral for borrowings, and to fulfill the Company's asset/ liability management policies. Investments generally include U.S. government, federal agency and mortgage-backed securities.

         The Company's cost of funds responds to changes in interest rates due to the relatively short-term nature of its deposit portfolio. Consequently, the results of operations are influenced by the levels of short-term interest rates. The Company offers a range of maturities on its deposit products at competitive rates and monitors the maturities on an ongoing basis.

         The Company emphasizes and promotes its statement savings, money market and checking accounts and, subject to market conditions, certificates of deposit with maturities of six months through five years, principally from its primary market area. The Company has continued its aggressive marketing campaign for checking accounts during the fiscal year 1997 and as a result has added 6,000 new accounts and $5.9 million in deposits. The passbook, statement savings and checking accounts tend to be less susceptible to rapid changes in interest rates than certificates of deposits.

Net Portfolio Value

         Management utilizes a report provided by the Office of Thrift Supervision ("OTS") as one of the analytical tools to ascertain the interest rate sensitivity of the Bank's portfolio and therefore the effects of fluctuating interest rates on net interest income. The OTS provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

         Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings associations may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. The Bank due to its asset size and level of risk-based capital is exempt from this requirement. Notwithstanding the foregoing, utilizing this measuring concept, as of June 30, 1997, a change in interest rates of positive 200 basis points would have resulted in a 2.08% decrease (as a percentage of the net present value of the Bank's assets) in the Bank's NPV while a change in interest rates of negative 200 basis points would have resulted in a .31% increase (as a percentage of the net present value of the Bank's assets) in the Bank's NPV. Accordingly, a deduction to risk-based capital would have been required as of June 30, 1997 if the regulation applied to the Bank. However, even if such deduction was applied, the Bank would still be considered "well capitalized" under current regulatory guidelines.

         Presented below, as of June 30, 1997, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank generally does not experience a significant rise in market value for these loans because borrowers presumably prepay the higher interest rate loans.

                               Net Portfolio Value

Change in
Interest Rates    Estimated     Estimated NPV as       Amount of    Percentage
(Basis Points)       NPV      Percentage of Assets      Change        Change
--------------       ---      --------------------      ------        ------
                             (Dollars in Thousands)
     +400          $13,496           5.88%            $(14,335)        (52)%
     +300           17,826           7.58              (10,005)        (36)
     +200           21,849           9.09               (5,982)        (21)
     +100           25,278          10.31               (2,553)         (9)
      ---           27,831          11.17                  ---          ---
     -100           29,020          11.52                1,189           4
     -200           29,082          11.47                1,251           4
     -300           29,531          11.56                1,700           6
     -400           30,652          11.87                2,821          10


         Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk.

         Certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

Liquidity and Capital Resources

         The Company's principal sources of funds are deposits, amortization and prepayment of loan principal (including mortgage-backed securities), sales or maturities of investment securities, mortgage-backed securities and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions and competition. The Company has been selective with regard to deposit rates on certain savings products and, when necessary, has supplemented deposits with longer term and/or less expensive alternative sources of funds, such as FHLB advances.

         Federal regulations historically have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits plus borrowings payable on demand or in one year or less, during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio at levels in excess of those required. At June 30, 1997 the Bank's liquidity ratio was 7.1%.

         The Company's primary sources of funds consist of deposits, and amortization of principal and interest payments on loans and mortgage-backed securities. Other potential sources of funds available to the Company include borrowings from the FHLB of Des Moines and reverse repurchase agreements. The Company uses its liquid resources principally to meet on-going commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity and to meet operating expenses. The Company anticipates that it will have sufficient funds available to meet current loan commitments. At June 30, 1997 the Company had outstanding commitments to extend credit totaling $6.7 million (including $4.7 million in available lines of credit). Management believes that loan repayments and other sources of funds will be adequate to meet the Company's foreseeable liquidity needs.

         The primary investing activity of the Company is the origination of loans and, when loan demand is down, the purchase of mortgage-backed securities. During the years ended June 30, 1995, 1996 and 1997 the Company originated and purchased loans totalling $47.1 million, $69.1 million, and $57.3 million, respectively. Purchases of loans totaled $2.7 million, $8.3 million and $6.0 million in fiscal years 1995, 1996 and 1997, respectively. To supplement adjustable-rate loan products, adjustable-rate mortgage-backed securities are utilized from time to time as a secondary investing activity. Purchases of mortgage-backed securities during the years ended June 30, 1995, 1996 and 1997 totaled $8.3 million, $14.6 million and $1.4 million, respectively.

         The primary source of funding for the Company is deposits. For the year ended June 30, 1997 the Company had a net increase of $18.7 million as compared to a net increase of $6.7 million for fiscal 1996 and a net increase of $2.6 million for fiscal 1995. Management attributes the substantial increase in deposits to the Company's aggressive marketing campaign. Another source of funds is borrowing from the FHLB. At June 30, 1997 the Company had $46.5 million of FHLB advances.

         Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) the projected amount of loans held for sale by the Company, (iii) expected deposit flows, (iv) yields available on interest-earning deposits, and (v) the objective of its asset/
liability management program. Excess liquidity is invested generally in interest-earning overnight deposits and other short-term government and agency obligations. If the Company requires funds beyond its ability to generate them internally, it has significant borrowing capacity with the FHLB.

         Certificates of deposit scheduled to mature in one year or less at June 30, 1997 totaled approximately $93.0 million, or 54.4% of the Company's total deposits, reflecting consumer preference for short-term investments as a result of the relatively low interest rate environment. Based on the levels of retention of such deposits in the recent past, management believes that a significant portion of such deposits will remain with the Company.

         At June 30, 1997 stockholders' equity was $21.3 million, or 8.8% of assets. The Company has acquired a total of 273,589 shares of its outstanding common stock through its previously announced stock repurchase plans. During the year ended June 30, 1997, 15,800 shares were issued for the Company's RRP. At June 30, 1997, the Company held 257,789 common shares in treasury.

Regulatory Capital

         Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

         At June 30, 1997 the Bank had tangible and core capital of $19.0 million and $19.0 million, or 7.9% and 7.9% of adjusted total assets, respectively, which were approximately $15.4 million and $11.8 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. On June 30, 1997 the Bank had risk-based capital of $19.8 million (including $19.0 million in core capital), or 16.6% of risk-weighted assets of $119.1 million. This amount was $10.3 million above the 8.0% requirement in effect on that date. Under current regulatory guidelines the Bank was classified as well-capitalized.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, however, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

         In February 1997 the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock. This statement simplifies the standards for computing EPS previously found in APB Opinion No. 15 "Earnings Per Share," and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. This Statement is effective for financial statements for both interim and annual periods ending after December 15, 1997.

         In June 1997 the FASB issued SFAS No. 130 "Reporting Comprehensive Income." This Statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. This Statement requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. This Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

Forward-Looking Statements

         When used in this Annual Report to Stockholders or future filings by the Company with the Securities and Exchange Commission (the "Commission"), in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors-including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, acceptance of new products, and competitive and regulatory factors-could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. Additional risks and factors are detailed from time to time in the Company's reports filed with the Commission, including the report on Form 10-KSB for the year ended June 30, 1997.

         The Company does not undertake-and specifically disclaims any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Board of Directors of
Capital Savings Bancorp, Inc. and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Capital Savings Bancorp, Inc. (Company) and subsidiary as of June 30, 1996 and 1997, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of Capital Savings Bancorp, Inc., and subsidiary as of June 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for compensation expense for the employee stock ownership plan in 1995 and for impaired loans in 1996.



                                                  /s/Williams-Keepers
                                                  -------------------
                                                  Williams-Keepers


August 1, 1997

                                 CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                            June 30, 1996 and 1997


                                                                                   1996               1997
                                                                            --------------     --------------
                                       ASSETS
Cash and due from depository institutions ..............................    $    2,973,489     $    7,953,414
Securities available-for-sale  (Note 2) ................................        30,306,297         28,154,190
Securities held-to-maturity (Note 2) ...................................        11,979,383          8,984,323
Stock in Federal Home Loan Bank (Note 2) ...............................         2,100,000          3,025,000
Loans receivable, net  (Note 3) ........................................       166,623,231        190,202,685
Accrued interest receivable  (Note 4) ..................................         1,401,109          1,465,221
Real estate owned held-for-sale, net  (Note 5) .........................            31,554             68,898
Premises and equipment, net  (Note 6) ..................................         1,990,741          2,231,146
Other assets ...........................................................           547,931            433,019
                                                                            --------------     --------------

                  Total assets .........................................    $  217,953,735     $  242,517,896
                                                                            ==============     ==============
                        LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits  (Note 7) .....................................................    $  152,344,791     $  171,038,959
Borrowed funds  (Note 8) ...............................................        42,000,000         46,500,000
Advances from borrowers for taxes and insurance ........................         1,420,059          1,335,474
Accrued expenses and other liabilities .................................         1,359,913          1,352,868
Income taxes payable  (Note 9) .........................................           348,046            950,407
                                                                            --------------     --------------

                  Total liabilities ....................................       197,472,809        221,177,708
                                                                            --------------     --------------
Stockholders' equity
Common stock, $.01 par value:
     Authorized, 5,200,000 shares; 1,211,593 and 2,149,597 shares
         issued, respectively ..........................................            12,116             21,496
Additional paid-in-capital .............................................        11,728,171         11,910,849
Retained earnings, restricted  (Notes 10, 15) ..........................        12,983,429         14,122,506
                                                                            --------------     --------------
                                                                                24,723,716         26,054,851
Deferred compensation - Recognition and Retention Plan (RRP)  (Note 11)            (31,110)          (171,176)
Deferred compensation - Employee Stock Ownership
     Plan (ESOP) (Note 11) .............................................          (583,259)          (461,805)
Treasury stock  (Note 12) ..............................................        (3,550,170)        (4,271,136)
Unrealized (loss) gain on securities available-for-sale, net of deferred
     taxes (Note 2) ....................................................           (78,251)           189,454
                                                                            --------------     --------------
                  Total stockholders' equity ...........................        20,480,926         21,340,188
                                                                            --------------     --------------
                  Total liabilities and stockholders' equity ...........    $  217,953,735     $  242,517,896
                                                                            ==============     ==============

                  The notes to financial statements are an integral part of these statements.

                                    CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                                         CONSOLIDATED STATEMENTS OF INCOME
                                     Years Ended June 30, 1995, 1996, and 1997

                                                                          1995             1996            1997
                                                                     ------------     ------------    ------------
INTEREST INCOME Loans receivable:
         Mortgage loans .........................................    $ 10,090,912     $ 11,705,699    $ 13,441,561
         Consumer and other loans ...............................         716,301        1,009,967       1,278,322
     Investment securities ......................................         743,628          554,688       1,124,587
     Mortgage-backed securities .................................       1,102,694        1,602,268       1,784,025
     Other interest - earning assets ............................          82,982          123,668          98,557
                                                                     ------------     ------------    ------------
              Total interest income .............................      12,736,517       14,996,290      17,727,052
                                                                     ------------     ------------    ------------
INTEREST EXPENSE
     Deposits ...................................................       5,858,009        7,103,060       7,594,956
     Borrowed funds .............................................         703,686        1,341,871       2,769,628
                                                                     ------------     ------------    ------------
              Total interest expense ............................       6,561,695        8,444,931      10,364,584
                                                                     ------------     ------------    ------------
              Net interest income ...............................       6,174,822        6,551,359       7,362,468
PROVISION FOR LOAN LOSSES  (Note 3) .............................          60,000          120,000         120,000
                                                                     ------------     ------------    ------------
              Net interest income after provision for loan losses       6,114,822        6,431,359       7,242,468
                                                                     ------------     ------------    ------------
NON-INTEREST INCOME
     Bank service charges and fees ..............................         181,461          260,145         691,158
     Commission income ..........................................         446,214          286,767         190,677
     Loan servicing fees ........................................         177,320          188,391         196,933
     Net (loss) gain on the sale of securities (Note 2) .........         (67,178)          23,971          83,422
     Other  (Note 13) ...........................................          42,112           69,362          72,707
                                                                     ------------     ------------    ------------
              Total non-interest income .........................         779,929          828,636       1,234,897
                                                                     ------------     ------------    ------------
NON-INTEREST EXPENSE
     Compensation and benefits ..................................       2,097,333        2,078,560       2,442,125
     Occupancy and equipment ....................................         420,053          511,253         575,530
     Federal insurance premiums (Note 16) .......................         332,508          340,994       1,166,656
     Other  (Note 13) ...........................................       1,207,546        1,292,098       1,727,071
                                                                     ------------     ------------    ------------
              Total non-interest expense ........................       4,057,440        4,222,905       5,911,382
                                                                     ------------     ------------    ------------
              Income before provision for income taxes ..........       2,837,311        3,037,090       2,565,983
PROVISION FOR INCOME TAXES  (Note 9) ............................       1,055,772        1,177,403       1,016,047
                                                                     ------------     ------------    ------------
              Net income ........................................    $  1,781,539     $  1,859,687    $  1,549,936
                                                                     ============     ============    ============
              Net income per share of common stock  (Note 1) ....    $       0.85     $       0.94    $       0.82
                                                                     ============     ============    ============
              Weighted average shares outstanding (Note 1) ......       2,102,458        1,976,324       1,896,676
                                                                     ============     ============    ============
                    The notes to financial statements are an integral part of these statements.

                                            CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                              Years Ended June 30, 1995, 1996 and 1997

                                               Common
                                               Stock                                                   Deferred          Deferred
                                       ----------------------      Additional        Retained        Compensation      Compensation
                                       Shares          Amount    Paid-in Capital     Earnings            RRP              ESOP
                                       ------          ------    ---------------     --------            ---              ----
Balance, June 30, 1994 .......       1,211,593        $ 12,116     $11,564,124     $ 9,979,100        $(209,676)       $(850,425)

Compensation expense
  recognized for RRP .........            --              --              --              --            134,742             --

Compensation expense
 recognized for ESOP .........            --              --            59,757            --               --            136,794

Acquisition of treasury stock             --              --              --              --               --               --

Net change in unrealized loss
 on securities available-for-
 sale, net of deferred taxes .            --              --              --              --               --               --

Dividends ....................            --              --              --          (309,556)            --               --

Net income ...................            --              --              --         1,781,539             --               --
                                    ----------        --------     -----------     -----------        ---------        ---------
Balance, June 30, 1995 .......       1,211,593          12,116      11,623,881      11,451,083          (74,934)        (713,631)

Compensation expense
  recognized for RRP .........            --              --              --              --             43,824             --

Compensation expense .........                                                                                                 .
  recognized for ESOP ........            --              --           104,290            --               --            130,372

Acquisition of treasury stock             --              --              --              --               --               --

Net change in unrealized loss
  on securities available-for-
  sale, net of deferred taxes             --              --              --              --               --               --

Dividends ....................            --              --              --          (327,341)            --               --

Net income ...................            --              --              --         1,859,687             --               --
                                    ----------        --------     -----------     -----------        ---------        ---------
Balance, June 30, 1996 .......       1,211,593          12,116      11,728,171      12,983,429          (31,110)        (583,259)

                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    Years Ended June 30, 1995, 1996 and 1997
                                  (continued)



                                                       Unrealized
                                                      (Loss) Gain
                                                      on Securities
                                                      Available-for-
                                   Treasury Stock       Sale, Net         Total
                                   --------------       ---------         -----
Balance, June 30, 1994 .......     $  (811,906)        $(79,435)     $ 19,603,898

Compensation expense
  recognized for RRP .........            --               --            134,742

Compensation expense
 recognized for ESOP .........            --               --            196,551

Acquisition of treasury stock       (1,770,004)            --         (1,770,004)

Net change in unrealized loss
 on securities available-for-
 sale, net of deferred taxes .            --             59,857           59,857

Dividends ....................            --               --           (309,556)

Net income ...................            --               --          1,781,539
                                   -----------         --------      -----------
Balance, June 30, 1995 .......      (2,581,910)         (19,578)      19,697,027

Compensation expense
  recognized for RRP .........            --               --             43,824

Compensation expense
  recognized for ESOP ........            --               --            234,662

Acquisition of treasury stock         (968,260)            --           (968,260)

Net change in unrealized loss
  on securities available-for-
  sale, net of deferred taxes             --            (58,673)         (58,673)

Dividends ....................            --               --           (327,341)

Net income ...................            --               --          1,859,687
                                   -----------         --------      -----------
Balance, June 30, 1996 .......      (3,550,170)         (78,251)      20,480,926

   The notes to financial statements are an integral part of these statements.

                                            CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                                     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                              Years Ended June 30, 1995, 1996 and 1997

                                               Common
                                               Stock                                                    Deferred          Deferred
                                       ----------------------       Additional        Retained        Compensation      Compensation
                                       Shares          Amount     Paid-in Capital     Earnings            RRP              ESOP
                                       ------          ------     ---------------     --------            ---              ----
Treasury stock issued
  for RRP .....................            --              --            (7,205)            --           (212,352)            --

Compensation expense
  recognized for RRP ..........            --              --              --               --             72,286             --

Compensation expense
  recognized for ESOP .........            --              --           189,883             --               --            121,454

Acquisition of treasury stock .            --              --              --               --               --               --

Stock split effected in the
form of a stock dividend ......         938,004           9,380            --             (9,380)            --               --

Net change in unrealized (loss)
gain  on securities available-
for-sale, net of deferred taxes            --              --              --               --               --               --

Dividends .....................            --              --              --           (401,479)            --               --

Net income ....................            --              --              --          1,549,936             --               --
                                    -----------       ---------     -----------      -----------      -----------        ---------
Balance, June 30, 1997 ........       2,149,597       $  21,496     $11,910,849      $14,122,506      $  (171,176)       $(461,805)
                                    ===========       =========     ===========      ===========      ===========        =========


                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    Years Ended June 30, 1995, 1996 and 1997
                                  (continued)

                                                       Unrealized
                                                      (Loss) Gain
                                                      on Securities
                                                      Available-for-
                                   Treasury Stock       Sale, Net         Total
                                   --------------       ---------         -----
Treasury stock issued
  for RRP .....................         219,557             --              --

Compensation expense
  recognized for RRP ..........            --               --            72,286

Compensation expense
  recognized for ESOP .........            --               --           311,337

Acquisition of treasury stock .        (940,523)            --          (940,523)

Stock split effected in the
form of a stock dividend ......            --               --              --

Net change in unrealized (loss)
gain  on securities available-
for-sale, net of deferred taxes            --            267,705         267,705

Dividends .....................            --               --          (401,479)

Net income ....................            --               --         1,549,936
                                    -----------        ---------     -----------
Balance, June 30, 1997 ........     $(4,271,136)       $ 189,454     $21,340,188
                                    ===========        =========     ===========


   The notes to financial statements are an integral part of these statements.



                                     CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      Years Ended June 30, 1995, 1996, and 1997


                                                                           1995             1996             1997
                                                                       -----------      -----------      -----------
OPERATING ACTIVITIES
     Net income ..................................................       1,781,539        1,859,687        1,549,936
     Adjustments to reconcile net income to net cash provided by operating activities:
         Federal Home Loan Bank stock dividends ..................            --            (37,400)            --
         Amortization of deferred loan origination fees ..........         (37,203)         (75,244)         (49,203)
         Amortization of premiums and accretion of discounts on
           securities held-to-maturity and
           securities available-for-sale .........................        (129,475)         (63,790)          57,393
         Depreciation ............................................         223,565          260,692          312,489
         Provision for loan losses ...............................          60,000          120,000          120,000
         Gain on sale of real estate owned held-for-sale .........            --            (32,701)          (1,150)
         Loss (gain) on sale of securities .......................          67,178          (23,971)         (83,422)
         Gain on sale of premises and equipment ..................            --               --            (13,057)
         Compensation expense - RRP ..............................         134,742           43,824           72,286
         Compensation expense - ESOP .............................         196,551          234,662          311,337
         Loans receivable originated for sale to
           Federal Home Loan Mortgage Corporation (FHLMC) ........      (3,466,010)     (12,286,702)            --
         Proceeds from loans receivable originated for sale
           to FHLMC ..............................................       3,466,010       12,286,702             --
     Adjustments for (increases) decreases in operating assets and increases (decreases) in operating liabilities:
         Accrued interest and other assets .......................        (554,920)        (396,826)          50,800
         Accrued expenses and other liabilities ..................         356,377          359,018           (7,045)
         Income taxes payable ....................................         (46,067)         145,296          433,922
                                                                       -----------      -----------      -----------
              Net cash provided by operating activities ..........       2,052,287        2,393,247        2,754,286
                                                                       -----------      -----------      -----------
INVESTING ACTIVITIES
         (Loan origination) and principal payment on loans
              receivable, net ....................................     (16,984,728)     (14,946,200)     (23,746,650)
         Purchases of:
              Securities available-for-sale ......................      (1,992,713)     (16,609,565)      (4,618,784)
              Securities held-to-maturity ........................      (9,441,218)     (14,357,959)      (3,604,940)
         Proceeds from maturity of:
              Securities available-for-sale ......................           9,783       11,412,394        6,758,227
              Securities held-to-maturity ........................       3,625,387        3,484,601        6,600,000
         Sales of securities available-for-sale ..................       6,996,162        1,023,971          474,837
         Purchase of Federal Home Loan Bank stock ................            --           (205,600)        (925,000)
         Decrease in certificates of deposit, net ................       1,290,000             --               --
         Proceeds from sale of real estate owned held-for-sale ...          13,686          217,193           60,205
         Purchase of premises and equipment ......................        (232,284)        (907,483)        (583,896)
         Proceeds from sale of premises and equipment ............            --               --             44,059
                                                                       -----------      -----------      -----------
              Net cash (used) by investing activities ............     (16,715,925)     (30,888,648)     (19,541,942)
                                                                       -----------      -----------      -----------

                                        CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY


                                     CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
                                         Years Ended June 30, 1995, 1996, and 1997


                                                                               1995              1996              1997
                                                                          ------------      ------------      ------------
FINANCING ACTIVITIES
         Net increases in deposits ..................................        2,634,203         6,656,705        18,694,168
         Net increases in borrowed funds ............................       13,300,000        23,500,000         4,500,000
         Net increase (decrease) in advances from borrowers for
           taxes and insurance ......................................           76,248          (131,510)          (84,585)
         Acquisition of treasury stock ..............................       (1,770,004)         (968,260)         (940,523)
         Dividends ..................................................         (309,556)         (327,341)         (401,479)
                                                                          ------------      ------------      ------------
              Net cash provided by financing activities .............       13,930,891        28,729,594        21,767,581
                                                                          ------------      ------------      ------------
              Net increase (decrease) in cash and cash equivalents ..         (732,747)          234,193         4,979,925
         Cash and cash equivalents, beginning of year ...............        3,472,043         2,739,296         2,973,489
                                                                          ------------      ------------      ------------
         Cash and cash equivalents, end of year .....................     $  2,739,296      $  2,973,489      $  7,953,414
                                                                          ============      ============      ============
SUPPLEMENTAL DISCLOSURES Cash paid during the year for:
              Interest ..............................................     $  6,316,101      $  8,307,454      $ 10,362,053
              Income taxes ..........................................     $  1,044,645      $  1,105,931      $    582,125
         Non-cash transactions:
              Transfers from loans receivable to real estate owned
                held for sale .......................................     $       --        $    121,003      $     96,399
              Treasury stock issued as deferred
                compensation - RRP ..................................     $       --        $       --        $    219,557
              Par value of common stock issued due to stock split ...     $       --        $       --        $      9,380
              Transfer from securities held-to-maturity to securities
                available-for-sale ..................................     $       --        $ 20,288,431      $       --


                  CAPITAL SAVINGS BANCORP, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Capital Savings Bancorp, Inc. (Company) is a Delaware corporation incorporated on September 22, 1993, for the purpose of becoming the holding company of Capital Savings Bank, FSB (Bank). The Bank was formerly known as Capital Savings and Loan Association, prior to its conversion from a state-chartered mutual savings association to a federally-chartered stock savings bank. On December 28, 1993, the Bank converted from a mutual to a stock form of ownership, and the Company completed its initial public offering with one-half of the net proceeds used to acquire all of the issued and outstanding capital stock of the Bank.

The Bank provides a variety of financial services to individuals and corporate customers through its home office in Jefferson City, Missouri and its various branch locations in the central Missouri area. The Bank's primary deposit products are interest-bearing checking and savings accounts and certificates of deposit. Its primary lending products are one- to four- family residential and consumer loans.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Capital Savings Bancorp, Inc., and its wholly owned subsidiary Capital Savings Bank, FSB, and the Bank's wholly owned subsidiary Capital Savings Financial Services, Inc. All significant intercompany transactions and balances are eliminated in the consolidation.

Regulation: The Bank is subject to examination and regulation by the Office of Thrift Supervision (OTS) and the Federal Deposit Insurance Corporation (FDIC).

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans. In connection with the determination of the allowances for losses on loans, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consists of one- to four- family residential and consumer loans in the Central Missouri area. The Central Missouri economy is dependent upon state government, light manufacturing, agriculture, education, medical, insurance and retail. Accordingly, the ultimate collectibility of a substantial portion of the Bank's portfolio is susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans, future changes to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to make changes to the allowance based on their judgments about information available to them at the time of their examination.

Cash and Cash Equivalents: Cash and cash equivalents are defined as those amounts in the consolidated statements of financial condition caption "Cash and due from depository institutions." Cash and cash equivalents include cash and other highly liquid instruments having an original maturity of three months or less. For purposes of the consolidated statements of cash flows, the Company does not include liquid debt instruments or certificates of deposit as cash equivalents. Cash and due from depository institutions include interest-bearing accounts totaling approximately $309,000 and $4,468,000 at June 30, 1996 and 1997, respectively.

Investment in Securities: Investments in debt and equity securities are classified as follows:

- Trading Securities. Investment securities held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. There were no trading securities held at June 30, 1996 or 1997.

- Securities held-to-maturity. Investment securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

- Securities available-for-sale. Securities available for sale consist of investment securities not classified as trading securities or as securities held-to-maturity, and are recorded at fair value. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized.

Any declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Gains and losses on the sale of securities are determined using the specific-identification method.

Loans Receivable: Loans receivable that management has the intent and ability to hold until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Commitment fees and costs relating to commitments, the likelihood of exercise of which is remote, are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

Uncollectible interest on loans is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued and outstanding. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management utilizes a systematic, documented approach in determining the appropriate level of the allowance for loan losses. Management's approach, which provides for general and specific allowances, is based, among other factors, on the Bank's past loan loss and collection experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

On July 1, 1995 the Bank adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures (an amendment of SFAS No. 114). The adoption of these statements did not have a material effect on the Bank's financial condition or operating results for 1996. These pronouncements consider a loan to be impaired when it is probable a creditor will be unable to collect all amounts due-both principal and interest-according to the contractual terms of the loan agreement. Such pronouncements also require that impaired loans be measured based on the present value of expected future cash flows or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the value computed is less than the recorded value of the loan, a valuation allowance is recorded for the difference. The entire change in valuation allowance is reported as a component of the provision for loan losses expense.

Management applies its normal loan review procedures in determining when a loan is impaired. Management considers impaired loans to be all loans classified as substandard, doubtful, or loss except for smaller balance homogeneous loans which are collectively evaluated for impairment. Impaired loans are charged off when deemed to be uncollectible by management.

Management has elected to continue to use its existing nonaccrual methods for recognizing interest income on impaired loans.

Real Estate Owned Held-for-Sale: Real estate properties acquired through, or in lieu of, loan foreclosure and held-for-sale are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in gain or loss on foreclosed real estate.

Premises and Equipment: Land is carried at cost. Buildings and furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. Buildings and furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The costs of leasehold improvements are amortized using the straight-line method over the terms of the related leases.

Employee Stock Ownership Plan: Stock acquired for the Company's ESOP is recorded as deferred compensation, which is a reduction to stockholders' equity. ESOP shares are considered uncommitted until such time the shares are released (committed) to the ESOP trustee for distribution to the plan's participants. As the committed shares are released, compensation expense is recognized for the then fair value of the stock and deferred compensation for the committed shares is reduced by the amount of the shares' acquisition cost. Any difference between the acquisition cost and the then fair value is credited or charged to additional paid-in capital. Dividends paid on uncommitted ESOP shares are recognized as compensation expense, and dividends paid on allocated shares are recognized as a reduction of retained earnings.

Only committed shares are considered outstanding for earnings per share calculations.

Earnings per share: Earnings per share of common stock have been computed on the basis of the weighted average number of shares of common stock outstanding, including committed ESOP shares and granted stock options. Treasury stock and uncommitted ESOP shares are excluded from the weighted average number of common shares outstanding. Because the Company issued a stock split during 1997, earnings per share and the weighted average number of common shares outstanding during 1995 and 1996 have been restated to reflect the stock split.

Income Taxes: Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Advertising: The Company expenses the production costs of advertising as incurred.

2.   INVESTMENT SECURITIES

The amortized cost and fair values of investment securities at June 30 are as follows:

                                                            Gross             Gross
                  1996                   Amortized       Unrealized        Unrealized
                                            Cost            Gains             Losses       Fair Value
                                        -----------      -----------      -----------      -----------
Held-to-Maturity .................      $11,979,383      $      --        $   103,364      $11,876,019
                                        ===========      ===========      ===========      ===========
Available-for-Sale
       U.S. government and federal
          agencies ...............      $ 1,800,000      $       600      $    12,869      $ 1,787,731
       Mortgage-backed securities        28,454,657          152,984          268,201       28,339,440
       Equity securities .........          179,126             --               --            179,126
                                        -----------      -----------      -----------      -----------
                                        $30,433,783      $   153,584      $   281,070      $30,306,297
                                        ===========      ===========      ===========      ===========


                                                            Gross            Gross
                  1997                   Amortized       Unrealized        Unrealized
                                            Cost            Gains            Losses        Fair Value
                                        -----------      -----------      -----------      -----------
Held-to-Maturity
       U.S. government and federal
       agency                           $ 8,984,323      $    26,849      $  7,652        $ 9,003,520
                                        ===========      ===========      ========        ===========
Available-for-Sale
       U.S. government and federal
          agencies                      $ 3,460,094      $    33,617      $  3,220        $ 3,490,491
       Mortgage-backed securities        23,338,732          233,406       123,368         23,448,770
       Equity securities                  1,046,706          168,233            10          1,214,929
                                        -----------      -----------      --------        -----------
                                        $27,845,532      $   435,256      $126,598        $28,154,190
                                        ===========      ===========      ========        ===========

On December 28, 1995, pursuant to a transfer grace period allowed by Financial Accounting Standards Board, the Bank transferred securities held-to-maturity with a book value of $20,288,431 to the securities available-for-sale classification. Such transfer resulted in an increase of $171,614 in the unrealized gain on securities available-for-sale reported as a separate component of equity.

Gross realized gains and losses on sales of securities available-for-sale for the year ended June 30 were as follows:

                                               1995                1996                 1997
                                               ----                ----                 ----
Gross realized gains                        $  3,261           $  28,876           $   83,422
Gross realized losses                        (70,439)             (4,905)                  -
                                            --------           ---------           ----------
Net realized (losses) gains                 $(67,178)          $  23,971           $   83,422
                                            ========           =========             ========


Gross unrealized gains                                         $ 153,584           $  435,256
Gross unrealized losses                                         (281,070)            (126,598)
                                                               ---------           ----------
Net unrealized (losses) gains                                   (127,486)             308,658
Deferred tax asset (liability)  (Note 9)                          49,235             (119,204)
                                                               ---------           ----------
Unrealized (loss) gain on securities
  available-for-sale, net of deferred
  taxes                                                        $ (78,251)          $  189,454
                                                               =========           ==========

The amortized cost and fair value of investment securities held-to-maturity and available-for-sale at June 30, 1997, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because securities may be called or prepaid with or without call or prepayment penalties.

                                    Securities held-to-maturity           Securities available-for-sale
Amounts maturing in:               Amortized Cost       Fair Value       Amortized Cost        Fair Value
                                   --------------       ----------       --------------        ----------
One year or less ...........        $      --          $      --          $   500,000        $   496,781
After one through five years          4,987,110          4,991,830               --                 --
After five through ten years          3,997,213          4,011,690          2,960,094          2,993,711
                                    -----------        -----------        -----------        -----------
                                      8,984,323          9,003,520          3,460,094          3,490,492
Mortgage-backed securities .               --                 --           23,338,732         23,448,769
Other stock, at cost .......               --                 --            1,046,706          1,214,929
                                    -----------        -----------        -----------        -----------
                                    $ 8,984,323        $ 9,003,520        $27,845,532        $28,154,190
                                    ===========        ===========        ===========        ===========

The investment in FHLB stock of $2,100,000 and $3,025,000 at June 30, 1996 and 1997, respectively, is recorded at cost, considered a restricted asset, and pledged as collateral security for indebtedness to the Federal Home Loan Bank of Des Moines (FHLB).

The Company has pledged government and mortgage-backed securities to secure deposits of certain customers which exceeded the maximum insurance or those not covered by the Savings Association Insurance Fund (SAIF) and to secure advances from the FHLB. At June 30, 1996 and 1997, these pledged assets had a carrying value of $26,428,446 and $25,466,173, respectively.

3.   LOANS

Loans receivable at June 30 are summarized as follows:

                                                         1996            1997
                                                   -------------   -------------
Mortgage loans (principally conventional):
       One- to four-family residences ..........   $ 146,475,588   $ 163,585,999
       Multi-family ............................       1,767,511       6,174,708
       Commercial ..............................       5,618,792       5,992,921
       Construction ............................       2,939,526       1,472,620
                                                   -------------   -------------
                                                     156,801,417     177,226,248
       Less:
          Loans in process .....................       1,484,711         800,519
          Net deferred loan-origination fees ...         191,446         194,255
                                                   -------------   -------------

                Net mortgage loans .............     155,125,260     176,231,474
                                                   -------------   -------------
Consumer and other loans:
       Automobile ..............................       4,070,933       4,799,107
       Loan on savings .........................         973,150         917,077
       Home equity and second mortgage .........       5,774,683       7,254,621
       Student .................................         366,377         326,367
       Unsecured ...............................         441,073         695,740
       Other ...................................         505,842         717,668
                                                   -------------   -------------
                Total consumer and other loans .      12,132,058      14,710,580
                                                   -------------   -------------
                Total loans receivable .........     167,257,318     190,942,054
Less allowance for loan losses .................         634,087         739,369
                                                   -------------   -------------

                Loans receivable, net ..........   $ 166,623,231   $ 190,202,685
                                                   =============   =============

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                    1995          1996           1997
                                ----------     ---------     ----------
Balance, beginning of year      $  454,087     $ 514,087     $  634,087
Provision charged to income         60,000       120,000        120,000
Charge-offs                              -             -        (17,419)
Recoveries                               -             -          2,701
                                ----------     ---------     ----------
Balance, end of year            $  514,087     $ 634,087     $  739,369
                                ==========     =========     ==========

The following information relates to impaired loans as of, and for the years ended, June 30:

                                                                                        1996            1997
                                                                                    -----------     -----------
Recorded investment in impaired loans for which there is no need for a valuation allowance, based upon the measure of the loan's fair value of
  underlying collateral                                                             $   299,971     $   673,550
                                                                                    ===========     ===========
Average recorded investment in impaired loans during the year                       $   196,383     $   690,740
                                                                                    ===========     ===========
Interest income recognized for cash payments received on impaired loans
  during the year                                                                   $    21,239     $    45,203
                                                                                    ===========     ===========

Loans to officers and directors approximated $256,000 and $272,000 at June 30, 1996 and 1997, respectively.

Mortgage loans serviced for the Federal Home Loan Mortgage Corporation (FHLMC) are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                                    1996                 1997
                                               ------------         ------------
Mortgage loan portfolio serviced for FHLMC     $ 47,147,792         $ 41,015,652
                                               ============         ============

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $175,000 and $307,000 at June 30, 1996 and 1997, respectively.


4.   ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30 is summarized as follows:

                                                     1996                 1997
                                                 ----------           ----------
Investment securities ................           $  443,980           $  412,579
Loans receivable .....................              957,129            1,052,642
                                                 ----------           ----------
                                                 $1,401,109           $1,465,221
                                                 ==========           ==========

5.   REAL ESTATE OWNED HELD-FOR-SALE

Real estate owned held-for-sale at June 30 is summarized as follows:

                                                     1996             1997
                                                  ---------        ---------
Real estate owned held-for-sale, acquired by
  foreclosure                                     $  43,618        $  80,962
Allowance for losses                                (12,064)         (12,064)
                                                  ---------        ---------
Real estate owned held-for-sale, net              $  31,554        $  68,898
                                                  =========        =========

Income from real estate owned held-for-sale for the years ended June 30 is as follows:

                                                            1995         1996          1997
                                                         --------     --------      --------
Income (expenses) of real estate owned held-for-sale     $  6,573     $ (3,716)     $ (2,856)
Gain on sale of real estate owned held-for-sale ....         --         32,701         1,150
                                                         --------     --------      --------
                                                         $  6,573     $ 28,985      $ (1,706)
                                                         ========     ========      ========

There was no activity in the allowance for losses for real estate owned held-for-sale for each of the three years in the period ended June 30, 1997.


6.   PREMISES AND EQUIPMENT

Premises and equipment at June 30 are summarized as follows:

                                                          1996           1997
                                                       ----------     ----------
Land .............................................     $  395,187     $  364,186
Buildings ........................................      1,859,725      1,900,845
Leasehold improvements ...........................        158,147        502,125
Furniture, fixtures and equipment ................        753,788        770,164
Automobiles ......................................         15,614         45,601
                                                       ----------     ----------
                                                        3,182,461      3,582,921
Less accumulated depreciation and amortization ...      1,191,720      1,351,775
                                                       ----------     ----------
                                                       $1,990,741     $2,231,146
                                                       ==========     ==========

Depreciation expense for the years ended June 30, 1995, 1996, and 1997 totaled $223,565, $260,692 and $312,489, respectively.

The Bank is obligated under operating leases on real and personal property at several of its locations. Rental expense for all operating leases for the years ended June 30, 1995, 1996, and 1997 approximated $36,000, $51,000 and $78,000, respectively.

Future minimum rental commitments under noncancellable leases are as follows:

       1998                                                $      59,600
       1999                                                       56,850
       2000                                                       58,850
       2001                                                       60,850
       2002                                                       67,850
       Thereafter                                                720,650
                                                           -------------
                                                           $   1,024,650
                                                           =============

7.   DEPOSITS

Deposits at June 30 are summarized as follows:

                                                  1996                   1997
                                             ------------           ------------
Demand deposits ..................           $ 11,803,558           $ 17,718,981
Savings deposits .................             24,226,441             29,246,156
Time deposits ....................            116,314,792            124,073,822
                                             ------------           ------------
                                             $152,344,791           $171,038,959
                                             ============           ============

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $8,358,000 and $13,520,469 at June 30, 1996 and 1997, respectively.

At June 30, 1997, scheduled maturities of time deposits were as follows:

                                                                Amount
                                                           -------------
       1998                                                $  93,021,339
       1999                                                   19,378,130
       2000                                                    7,354,667
       2001                                                    3,258,618
       2002 and thereafter                                     1,061,068
                                                           -------------
                                                           $ 124,073,822
                                                           =============

8.   BORROWED FUNDS

Borrowed funds at June 30 are summarized as follows:


                                                        1996            1997
                                                   ------------    -------------
Advances from FHLB                                 $ 42,000,000    $ 46,500,000
                                                   ============    =============

Information concerning advances from FHLB is summarized as follows:


                                                       1996             1997
                                                   -----------      ------------
Average balance during the year ..............     $22,655,800      $49,125,000
Average interest rate at year end ............            5.65%            5.68%
Maximum month end balance during the year ....     $42,000,000      $53,000,000
                                                   ===========      ===========

Mortgage-backed securities pledged for the
agreement at year end:
       Carrying value ........................     $23,110,216      $ 5,965,879
       Estimated fair value ..................     $23,048,009      $ 6,159,455

At June 30, 1997, advances from the FHLB are scheduled to mature in the following fiscal years:

                         1998               $34,500,000
                         1999                 3,000,000
                         2000                 6,000,000
                         2001                 3,000,000
                                            -----------
                                            $46,500,000
                                            ===========

The Bank has signed a blanket pledge agreement with the FHLB under which it can draw advances of unspecified amounts from the FHLB. The Bank must hold an unencumbered portfolio of eligible one- to four-family residential mortgages with a book value of not less than 150% of the indebtedness.

9.   INCOME TAXES

The Company and its subsidiary file consolidated federal income tax and individual state tax returns on a fiscal year basis. Historically, the Bank was allowed a special bad-debt deduction based on a percentage of taxable income (8 percent for 1995 and 1996) or on specified experience formulas. The Bank used the percentage method in 1995 and 1996. Recent legislation repealed the percentage of taxable income method of computing bad debt deductions for tax years beginning after December 31, 1995. Effective for fiscal 1997, the Bank is required to compute its bad debt deduction based on specified experience formulas.

Generally accepted accounting principles allow an exception for providing a deferred tax liability on bad debt reserves for tax purposes of qualified thrift lenders such as the Bank that arose in fiscal years beginning before June 30, 1988. Such bad debt reserve for the Bank amounted to approximately $624,000 with an income tax effect of $243,000 at June 30, 1997. This bad debt reserve would become taxable if the Bank does not maintain certain qualifying assets as defined, if the reserve is charged for other than bad debt losses, or if the Bank does not maintain its thrift charter.

Recent legislation will require the Bank to be subject to tax of approximately $230,000 on post - 1987 bad debt reserves. Such tax will be payable over a six to seven year period beginning in fiscal 1997 and is included in deferred tax liabilities in the accompanying consolidated statements of financial condition.

Federal income taxes payable at June 30 is summarized as follows:

                                                         1996              1997
                                                      --------          --------
Current ....................................          $124,030          $569,216
Deferred ...................................           224,016           381,191
                                                      --------          --------
Federal income taxes payable ...............          $348,046          $950,407
                                                      ========          ========

The consolidated provision (benefit) for income taxes consisted of the following for the years ended June 30:

                                1995            1996             1997
                            -----------     -----------      -----------
Federal:
       Current              $   884,690     $ 1,087,128      $   886,107
       Deferred                  38,519         (74,209)         (11,265)
State:
       Current                  132,563         164,484          141,205
                            -----------     -----------      -----------
                            $ 1,055,772     $ 1,177,403      $ 1,016,047
                            ===========     ===========      ===========

The reasons for the differences between the statutory federal income tax rates and the effective tax rates are summarized as follows:


                                                   1995         1996         1997
                                                   ----         ----         ----

Statutory federal income tax rates .......         34.0%        34.0%        34.0%
Increase (decrease) resulting from:
       State income taxes ................          4.7%         5.4%         5.5%
       Other .............................         (1.5)%       (0.6)%        0.1%
                                                   ----         ----         ----
                                                   37.2%        38.8%        39.6%
                                                   ====         ====         ====

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax liability at June 30 relate to the following:

                                                               1996          1997
                                                           ----------    ----------
Deferred tax assets:
     Cash/accrual differences                              $  302,445    $  311,897
     Interest and fees on loans                                74,474        75,759
     Unrealized loss on securities available-for-sale          49,235             -
     Other                                                      5,535         1,489
                                                           ----------    ----------
              Total deferred tax assets                       431,689       389,145
                                                           ----------    ----------
Deferred tax liabilities:
     Allowance for losses on loans and real estate
       owned held-for-sale                                    437,911       353,104
     FHLB stock dividends                                     207,252       207,252
     Unrealized gain on securities available-for-sale               -       119,204
     Compensation programs                                     10,542        90,776
                                                           ----------    ----------
              Total deferred tax liabilities                  655,705       770,336
                                                           ----------    ----------
              Net deferred tax liability                   $(224,016)     $(381,191)
                                                           ==========    ==========

10.  REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tangible, Tier I, and Risk-based capital (as defined in the regulations). Management believes, as of June 30, 1997, the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 1997, the most recent notification from the OTS categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. A well-capitalized institution significantly exceeds the required minimum level for each relevant capital measure. There are no conditions or events since that notification that management believes have changed the institution's category.

During fiscal 1997, the Bank received OTS approval to distribute to the Company on a quarterly basis dividends equal to one-half of the Bank's net income.

                                                                       (dollars in thousands)

                                                                                                To Be Well Capitalized
                                                                       Minimum For Capital      For Prompt Corrective
                                                     Actual             Adequacy Purposes         Action Provisions
                                                ----------------       -------------------      ---------------------
                                                Ratio     Amount       Ratio      Amount        Ratio       Amount
                                                -----     ------       -----      ------        -----       ------
As of June 30, 1996:
     Stockholders' equity, and ratio to
        total assets ......................      8.7%    $ 18,838
                                                ====
     Unrealized loss on securities
        available-for-sale ................                    78
                                                         --------
     Tangible capital, and ratio to
        adjusted total assets .............      8.7%    $ 18,916       1.5%    $  3,266
                                                ====     ========      ====     ========
     Tier 1 (core) capital, and ratio to
        adjusted total assets .............      8.7%    $ 18,916       3.0%    $  6,533         5.0%     $ 10,888
                                                ====     ========      ====     ========        ====      ========
     Tier 1 capital, and ratio to risk-
        weighted assets ...................     17.9%    $ 18,916                                6.0%     $  6,349
                                                ====                                            ====      ========
     Allowance for loan and lease losses ..                   646
                                                         --------
     Total risk-based capital, and ratio to
        risk-weighted assets ..............     18.5%    $ 19,562       8.0%    $  8,465        10.0%     $ 10,581
                                                ====     ========      ====     ========        ====      ========
     Total assets .........................              $217,684
                                                         ========
     Adjusted total assets ................              $217,763
                                                         ========
     Risk-weighted assets .................              $105,809
                                                         ========


                                                                      (Dollars in thousands)

                                                                                                To Be Well Capitalized
                                                                       Minimum For Capital      For Prompt Corrective
                                                     Actual             Adequacy Purposes         Action Provisions
                                                ----------------       -------------------      ---------------------
                                                Ratio     Amount       Ratio      Amount        Ratio       Amount
                                                -----     ------       -----      ------        -----       ------
As of June 30, 1997:
     Stockholders' equity, and ratio to
     total assets .........................      7.9%    $  19,127
                                                ====
     Unrealized gain on securities
     available-for-sale ...................                    (86)
                                                         ---------
     Tangible capital, and ratio to
     adjusted total assets ................      7.9%    $  19,041       1.5%   $   3,618
                                                ====     =========      ====    =========
     Tier 1 (core) capital, and ratio to
     adjusted total assets ................      7.9%    $  19,041       3.0%   $   7,236        5.0%     $  12,060
                                                ====     =========      ====    =========       ====      =========
     Tier 1 capital, and ratio to risk-
     weighted assets ......................     16.0%    $  19,041                               6.0%     $   7,148
                                                ====     =========                             =====      =========
     Allowance for loan and lease losses ..                    739
                                                         ---------
     Total risk-based capital, and ratio to
     risk-weighted assets .................     16.6%    $  19,780       8.0%   $   9,530       10.0%     $  11,913
                                                ====     =========      ====    =========      =====      =========
     Total assets .........................              $ 241,283
                                                         =========
     Adjusted total assets ................              $ 241,197
                                                         =========
     Risk-weighted assets .................              $ 119,125
                                                         =========


11.     EMPLOYEE BENEFITS

Pension Plan: All Company employees who are twenty-one years of age and have been employees for at least one year are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Financial Institutions Retirement Fund, which operates as a multi-employer plan and does not report relative plan assets and actuarial liabilities of the individual participating institutions. The cost of funding is charged to current operations. Net pension cost totaled $ -0- for each of the years ended June 30, 1995, 1996 and 1997. As of July 1, 1987 the plan was fully funded and all employer contributions were suspended until further notice from the plan administrator. Administrative fees are still paid while the plan is in full funding.

Employee Stock Ownership Plan: In conjunction with the Bank's conversion, the Company formed an ESOP which covers substantially all employees with more than one year of employment, have completed 1,000 hours of service, and who have attained the age of 21. The ESOP borrowed $938,400 from the Company and purchased common shares equal to 8% of the total number of shares issued in the conversion. The ESOP debt is secured by shares of the Company. The Bank will make scheduled discretionary contributions to the ESOP sufficient to service the debt. At June 30, 1996 and 1997, the balance outstanding on this debt was $615,825 and $498,525. As the debt is paid down, the number of shares to be released from serving as collateral is computed as the ratio of the current principal plus interest to the total original principal plus interest to be paid. Deferred compensation relating to the ESOP was $583,259 and $461,805 at June 30, 1996 and 1997, respectively, and is reported as a reduction of stockholders' equity. Compensation expense totaled $256,958 and $337,334 in 1996 and 1997, respectively, which included dividends paid on uncommitted ESOP shares totaling $22,296 and $25,997 in 1996 and 1997, respectively.

The following is a summary of ESOP shares at June 30. Amounts for 1996 have been restated to reflect the stock split issued in 1997.

                                                      1996              1997
                                                  -----------        ----------
Allocated shares                                       46,224            75,080
Committed-to-be-released shares                        26,074            24,749
Uncommitted shares                                    115,382            90,633
                                                  -----------        ----------
        Total ESOP shares                             187,680           190,462
                                                  ===========        ==========
        Fair value of uncommitted shares          $ 2,076,876        $3,260,940
                                                  ===========        ==========

ESOP participants entitled to a distribution have the right to demand such distribution in the form of the Company's common stock. In the event that the Company's common stock is not readily tradeable on an established market, participants are entitled to require that the Company repurchase the common stock under a fair valuation formula, as provided by governmental regulations.

Recognition and Retention Plan: In conjunction with the Bank's conversion, the Company formed an RRP which was authorized to award 4% of the total shares of common stock issued in the conversion. As of June 30, 1996 and 1997, the Company has awarded a total of 77,168 and 92,986 shares of common stock, respectively, to directors and employees in key management positions in order to provide them with a proprietary interest in the Company in a manner designed to encourage such employees to remain with the Company. As of June 30, 1997, a total of 854 common shares remain available to be awarded under the Plan.

Deferred compensation, representing the shares' fair market value at the date of award, is charged to income on an accelerated basis over the five year vesting period as the Bank's directors and employees perform the related future services. The unamortized balance of $31,110 and $171,176 as of June 30, 1996 and 1997, respectively, is reflected as a reduction of stockholders' equity. The Company recognized $43,824 and $72,286 as compensation and benefits expense relating to this plan for the years ended June 30, 1996 and 1997, respectively.

Stock Option and Incentive Plan: In conjunction with the Bank's conversion, the Company established a stock option and incentive plan for the benefit of directors and employees of the Company and Bank. The plan became effective upon its adoption by the Board of Directors of the Company and approval of the plan by the stockholders' of the Company in October, 1994. The number of authorized but unissued shares reserved under the plan is 234,600. Granted stock options are regarded as common stock equivalents and are considered in earnings per share calculations. At June 30, 1996 and 1997, no options have been exercised nor stock issued for this plan.

The stock options may be either incentive stock options or nonqualified stock options. Incentive stock options can be granted only to participants who are employees of the Company or its subsidiaries. The exercise price of an incentive stock option must not be less than the market value of the Company's stock on the date of the grant. All options expire no later than 10 years from the date of grant. The options vest at the rate of 33 1/3% per year over a three-year period.

A summary of the status of the plan at June 30, 1996 and 1997, and changes during the years then ended is presented below:

                                                       1996                               1997
                                            -------------------------------     -------------------------------
                                                           Weighted Average                    Weighted Average
                                              Shares        Exercise Price        Shares        Exercise Price
                                            ---------      ----------------     --------       ----------------
Outstanding, beginning of year                163,046        $     5.00          163,046        $     5.00
     Granted                                        -                 -           47,300             13.44
     Exercised                                      -                 -                -                 -
     Forfeited                                      -                 -                -                 -
                                            ---------                           --------
Outstanding, end of year                      163,046              5.00          210,346              6.90
                                            =========                           ========
Options exercisable, end of year              108,697                            163,046
                                            =========                           ========

The fair value of each option granted is estimated on the date of the grant using the Black Scholes pricing model with the following weighted-average assumptions:

                                                        1996           1997
                                                     ---------      ----------
     Dividends per share                             $   0.170      $    0.225
     Risk-free interest rate                             6.60%           6.36%
     Expected life of options                          5 years         5 years
     Weighted-average fair value of options
        granted during the year                            -        $     4.00

The following table summarizes information about stock options under the plan outstanding at June 30, 1997:

                           Options Outstanding                  Options Exercisable
                   ---------------------------------       ----------------------------
    Range of          Number            Remaining             Number           Exercise
 Exercise Prices   Outstanding      Contractual Life       Exercisable           Price
 ---------------   -----------      ----------------       -----------           -----
$     5.00           163,046           6.50 years            163,046          $   5.00
$    13.44            47,300           9.50 years               -                  -

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans, and no compensation cost has been recognized for the plan. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by approximately $26,000 for 1996 and $31,000 for 1997, and earnings per share would have decreased by $.02 for 1996 and 1997, respectively. The effects of applying this statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years.

Executive Employment and Salary Continuation Agreements: Under an employment agreement with the President and Chief Executive Officer, the Company and the Bank will provide severance payments in the event of an involuntary termination of employment in connection with a change in control of the Company, as defined in the contract. If the employment of the President and Chief Executive Officer were to be terminated as of June 30, 1997 pursuant to a change in control, he would be entitled to receive a severance payment amounting to approximately $391,000.

On November 1, 1994, the Bank executed a salary continuation agreement with the President and Chief Executive Officer to provide monthly post-retirement payments under terms defined in the agreement. The agreement also specifies provisions for benefits in the events of death, disability, or termination prior to retirement. The Bank recognized approximately $28,000 as compensation and benefits expense relating to this agreement for each of the years ended June 30, 1996 and 1997, respectively.

12.  TREASURY STOCK

The Company acquired 114,050 shares, 51,900 shares and 49,179 shares of its common stock on the open market to be held in treasury during the years ended June 30, 1995, 1996, and 1997, respectively. The Company paid $13.625 to $19.625 per common stock share to acquire the stock and carries the stock at cost. During the year ended June 30, 1997, 15,800 shares were issued pursuant to awards under the Company's RRP. At June 30, 1996 and 1997, the Company held 224,410 and 257,789 common shares in treasury, respectively.

13.  OTHER NONINTEREST INCOME AND EXPENSE

Other noninterest income and expense amounts are summarized as follows for the years ended June 30:

                                                         1995            1996            1997
                                                     -----------     -----------     -----------
Other noninterest income:
     Loan late charges .........................     $    31,796     $    33,923     $    46,609
     Net income (loss) from real estate owned
        held-for-sale (Note 5) .................           6,573          28,985          (1,706)
     Other miscellaneous .......................           3,743           6,454          27,804
                                                     -----------     -----------     -----------
                                                     $    42,112     $    69,362     $    72,707
                                                     ===========     ===========     ===========
Other noninterest expense:
     Printing, postage, stationery, and supplies     $   202,722     $   240,339     $   367,273
     Telephone .................................          52,545          56,998          64,195
     Insurance and surety bond .................          56,666          44,760          62,042
     Supervisory examinations ..................          53,627          55,147          65,086
     Professional fees .........................         142,418         107,984          90,008
     Data processing ...........................         209,658         233,202         297,483
     Advertising expense .......................         222,927         304,340         493,983
     Other operating expense ...................         266,983         249,328         287,001
                                                     -----------     -----------     -----------
                                                     $ 1,207,546     $ 1,292,098     $ 1,727,071
                                                     ===========     ===========     ===========


14.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest risk in excess of the amount recognized in the Consolidated Statements of Financial Condition. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend funds for a loan to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates. The Company evaluates each customer's creditworthiness and related collateral on a case-by-case basis.

The Company's exposure to market loss in the event of future changes in market prices rendering these financial instruments less valuable is represented by the contractual amount of the instruments.

The Company's exposure to accounting loss on these financial instruments is a combination of the credit and market risk described above.

The Company does not require collateral or other security to support financial instruments with credit risk.

The Company is not committed to lend additional funds to debtors whose loans have been modified.

At June 30, 1997, the Company had approximate outstanding commitments to originate loans of $1,997,000. Fixed-rate loan commitments were $808,000 in first mortgage loans committed at interest rates ranging from 7.625% to 8.375%. Variable-rate loan commitments were $1,189,000 in first mortgage loans with interest rates ranging from 6.25% to 8%.

The Company also offers home equity and other lines of credit for its customers.
At  June  30,  1997,  the  outstanding   lines  of  credit   available   totaled
approximately $4,726,000.

Fair value estimates, methods and assumptions for the Company's financial instruments are set forth below, as of June 30:

                                                                    (Dollars in thousands)
                                                             1996                          1997
                                                   -----------------------       -----------------------
                                                   Carrying         Fair         Carrying         Fair
                        ASSETS                      Amount          Value         Amount         Value
                                                   --------       --------       --------       --------
Cash and due from depository institutions ..       $  2,973       $  2,973       $  7,953       $  7,953
Securities available-for-sale ..............         30,306         30,306         28,154         28,154
Securities held-to-maturity ................         11,979         11,876          8,984          9,004
Stock in FHLB ..............................          2,100          2,100          3,025          3,025
Mortgage loans .............................        155,125        156,707        176,231        178,114
Consumer loans .............................         12,132         12,169         14,711         14,714
Accrued interest receivable ................          1,401          1,401          1,465          1,465
                     LIABILITIES
Savings and transaction accounts ...........         36,030         36,030         46,965         46,965
Certificates of deposit ....................        116,315        116,566        124,074        124,099
Borrowed funds .............................         42,000         41,787         46,500         46,345
All other liabilities ......................          3,128          3,128          3,639          3,639

Cash and Due from Depository Institutions: The carrying amounts of cash and due from depository institutions approximate their fair value.

Securities Available-for-Sale and Securities Held-to-Maturity: Fair values for securities are based on market prices from published sources or dealer quotes for like or similar securities.

Stock in FHLB: This stock is considered a restricted asset and its carrying value is a reasonable estimate of fair value.

Mortgage Loans: The fair value of mortgage loans is calculated by using discounted cash flow analysis with discount rates based on secondary market sources. The majority of real estate loans are residential. Mortgage loans are segregated by fixed and adjustable interest terms. Fair values for impaired loans are estimated using discounted cash flow analysis.

Consumer  Loans:  The  fair  value of  consumer  loans  is  calculated  by using
discounted   cash  flow  analysis   based  upon  the  current  market  for  like
instruments.

Accrued Interest Receivable:  The carrying value approximates fair value.

Savings and Transaction Accounts: Savings and transaction deposits, payable on demand or with maturities of 90 days or less, have a fair value equal to book value.

Certificates of Deposit: The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar maturities.

Borrowed Funds: The carrying value of short term borrowings maturing in 90 days or less approximates fair value. The fair value of borrowings having a maturity greater than 90 days is estimated by discounting the future cash flows using rates currently offered for other similar maturities.

All Other Liabilities:  The carrying value approximates fair value.

Off-Balance-Sheet Instruments: The fair value of a loan commitment and a letter of credit is determined based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreement and the present creditworthiness of the counter parties. Neither the fees earned during the year on these instruments nor their value at year-end are significant to the Company's consolidated financial position.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. The valuation techniques employed above involve uncertainties and are affected by assumptions used and judgements regarding prepayments, credit risk, discount rates, cash flows and other factors. Changes in assumptions could significantly affect the reported fair value.

In addition, the fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, the Company has a mortgage servicing portfolio that contributes net fee income annually. The mortgage servicing portfolio is not considered a financial instrument and its value has not been incorporated into the fair value estimates. Also, the fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

15.  CONVERSION TO STOCK OWNERSHIP

On June 24, 1993, the Board of Directors of the Bank adopted a plan of conversion pursuant to which the Bank converted from a state-chartered mutual association to a federal-chartered stock institution with the concurrent formation of the holding company which acquired all of the common stock of the Bank. In addition to common stock, the Company was also authorized to issue 800,000 shares of $.01 par value preferred stock. At June 30, 1996 and 1997, no shares of preferred stock have been issued.

As part of the conversion, the Bank established a liquidation account for the benefit of eligible depositors who continued to maintain their deposit accounts in the Bank after the conversion. In the unlikely event of a complete liquidation of the Bank, and only in such event, each eligible depositor will be entitled to receive a liquidation distribution from the liquidation account in the proportionate amount of the then-current adjusted balance for deposit accounts held, before distribution may be made with respect to the Bank's capital stock. The Bank may not declare or pay a cash dividend to the Company on, or repurchase any of, its capital stock if the effect thereof would cause the retained earnings of the Bank to be reduced below the amount required for the liquidation account. Except for such restrictions, the existence of the liquidation account does not restrict the use or application of retained earnings.

The Bank's capital exceeds all of the fully phased-in capital requirements imposed by OTS. OTS regulations provide that an institution that exceeds all fully phased-in capital requirements before and after a proposed capital distribution and, like the Bank, has not been notified of a need for more than normal supervision could, after prior notice but without approval by the OTS, make capital distributions during the calendar year of up to 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year. Any additional capital distributions would require prior regulatory approval.

Unlike the Bank, the Company is not subject to these regulatory restrictions on the payment of dividends to its stockholders. However, the source of future dividends may depend upon dividends from the Bank.

16.  RECAPITALIZATION OF THE SAVINGS ASSOCIATION INSURANCE FUND (SAIF)

On September 30, 1996, legislation was enacted to recapitalize the SAIF which required savings institutions with SAIF insured deposits to pay a one time special assessment of 65.7 cents per $100 of deposits at March 31, 1995. The Bank's special assessment amounted to approximately $959,000 and is included in non-interest expense in the consolidated statement of income for the year ended June 30, 1997. Subsequent to the special assessment, the Bank's SAIF assessment rate on deposits decreased from 23 cents to approximately 6.5 cents per $100 of deposits.

17.  PARENT COMPANY FINANCIAL INFORMATION

The following tables present condensed financial information of the parent company, Capital Savings Bancorp, Inc.

Condensed Statements of Financial Condition
June 30, 1996 and 1997

                             (Dollars in thousands)
                                                               1996       1997
                                                             -------     -------
                             ASSETS
Cash and due from depository institutions ..............     $   647     $   361
Securities available-for-sale ..........................         179       1,215
Investment in subsidiary ...............................      18,838      19,127
Other assets ...........................................         849         707
                                                             -------     -------
        Total assets ...................................     $20,513     $21,410
                                                             =======     =======
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Accrued liabilities ....................................     $    32     $    70
Stockholders' equity ...................................      20,481      21,340
                                                             -------     -------
        Total liabilities and stockholders' equity .....     $20,513     $21,410
                                                             =======     =======
Condensed Statements of Income
For the years ended June 30, 1995, 1996 and 1997

                                                                 (Dollars in thousands)
                                                             1995         1996         1997
                                                           -------      --------     -------
Income
     Income from securities available-for-sale .......     $   112      $    54      $    14
     Other interest ..................................          61           64           55
     Gain on sale of securities available-for-sale ...          --           --           76
                                                           -------      -------      -------
                                                               173          118          145
                                                           -------      -------      -------
Expenses
     Compensation and benefits .......................         135           44           72
     Other ...........................................         155           87          123
                                                           -------      -------      -------
                                                               290          131          195
                                                           -------      -------      -------
(Loss) before income taxes and equity in undistributed
  earnings of subsidiary .............................        (117)         (13)         (50)
Benefit from income taxes ............................          38            3           16
Equity in undistributed earnings of subsidiary .......       1,861        1,870        1,584
                                                           -------      -------      -------
Net income ...........................................     $ 1,782      $ 1,860      $ 1,550
                                                           =======      =======      =======

Condensed Statements of Cash Flows
For the years ended June 30, 1995, 1996 and 1997


                                                                             (Dollars in thousands)
                                                                         1995         1996         1997
                                                                       -------      -------      -------
Cash Flows From Operating Activities
     Net income ..................................................     $ 1,782      $ 1,860      $ 1,550
     Adjustments to reconcile net income to net cash provided
       by operating activities:
        Equity in undistributed earnings of subsidiary ...........      (1,861)      (1,870)      (1,584)
        Loss (gain) on sale of securities ........................          23         --            (76)
        Compensation expense - RRP ...............................         135           44           72
        Change in other assets ...................................         (70)         (54)         (40)
        Change in other liabilities ..............................          28            4           38
                                                                       -------      -------      -------
              Net cash provided (used) by operating activities ...          37          (16)         (40)
                                                                       -------      -------      -------
Cash Flows From Investing Activities
     Dividends from Capital Savings Bank, FSB ....................        --           --          1,770
     Purchases of securities available-for-sale ..................        --         (1,379)        (960)
     Sale / maturity of securities available-for-sale ............       1,960        2,692          169
     (Increase) decrease in certificates of deposit ..............         300         --           --
                                                                       -------      -------      -------
              Net cash provided by investing activities ..........       2,260        1,313          979
                                                                       -------      -------      -------
Cash Flows From Financing Activities
     Acquisition of treasury stock ...............................      (1,770)        (968)        (941)
     Payment received on loan to ESOP (other asset) ..............         138          117          117
     Dividends paid ..............................................        (310)        (327)        (401)
                                                                       -------      -------      -------
              Net cash (used) by financing activities ............      (1,942)      (1,178)      (1,225)
                                                                       -------      -------      -------
              Net increase (decrease) in cash and cash equivalents         355          119         (286)
     Cash and cash equivalents, beginning of period ..............         173          528          647
                                                                       -------      -------      -------
     Cash and cash equivalents, end of period ....................     $   528      $   647      $   361
                                                                       =======      =======      =======
Supplemental Disclosure of Non-Cash Transactions
     Treasury stock issued as deferred ...........................
        compensation - RRP .......................................     $  --        $  --        $   220
     Par value of common stock issued due to stock split .........     $  --        $  --        $     9


18.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly data for fiscal year 1997 are presented below:

                                                         (Dollars in thousands, except per share data)

                                                       September    December 31,  March 31,    June 30,
                                                        30, 1996       1996         1997        1997
                                                        -------      -------      -------      -------
Total interest income .............................     $ 4,289      $ 4,445      $ 4,433      $ 4,560
Total interest expense ............................      (2,508)      (2,600)      (2,578)      (2,679)
                                                        -------      -------      -------      -------
Net interest income ...............................       1,781        1,845        1,855        1,881
Provision for loan losses .........................         (30)         (30)         (30)         (30)
                                                        -------      -------      -------      -------
Net interest income after provision for loan losses       1,751        1,815        1,825        1,851
Total noninterest income ..........................         237          274          355          370
Total noninterest expense .........................      (2,186)      (1,215)      (1,264)      (1,248)
                                                        -------      -------      -------      -------
Income (loss) before income taxes .................        (198)         874          916          973
(Provision) benefit for income taxes ..............          73         (337)        (363)        (388)
                                                        -------      -------      -------      -------
Net income (loss) .................................     $  (125)     $   537      $   553      $   585
                                                        =======      =======      =======      =======
Earnings (loss) per share .........................     $ (0.07)     $  0.29      $  0.29      $  0.31
                                                        =======      =======      =======      =======

                          CAPITAL SAVINGS BANCORP, INC.
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 9:00 a.m., Thursday, October 30, 1997, at the Capitol Plaza Hotel located at 415 W. McCarty Street, Jefferson City, Missouri.

STOCK LISTING

The Company's stock is traded on the Nasdaq National Market under the symbol "CAPS".

PRICE RANGE OF COMMON STOCK

The table below shows the price range of common stock for each quarter of fiscal years 1997 and 1996. This information, provided by the Nasdaq, is presented to reflect the 2-for-1 stock split completed November 22, 1996. These prices do not represent actual transactions and do not include retail mark-ups, mark-downs or commissions.

FISCAL 1997                  High        Low      Dividends
-----------

First Quarter               $11.25      $ 9.00       $0.045
Second Quarter              $14.75      $11.13       $0.06
Third Quarter               $14.75      $12.75       $0.06
Fourth Quarter              $18.75      $12.75       $0.06

FISCAL 1996

First Quarter               $ 9.13      $ 8.25       $0.04
Second Quarter              $ 9.38      $ 8.63       $0.04
Third Quarter               $ 9.50      $ 8.88       $0.045
Fourth Quarter              $ 9.75      $ 8.88       $0.045


Dividend payment decisions are made based on a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Notes 10 and 15 of the Notes to Consolidated Financial Statements included in this report.

As of September 10, 1997, the Company had approximately 950 stockholders of record(including approximately 315 persons or entities holding stock in nominee or street name through various brokerage firms) and 1,891,800 outstanding shares of common stock.

SHAREHOLDERS AND GENERAL INQUIRIES                 TRANSFER AGENT

         David V. Meyer                            Register and Transfer Company
         Capital Savings Bancorp, Inc.             10 Commerce Drive
         425 Madison Street                        Cranford, New Jersey  07016
         Jefferson City, Missouri  65101           (908) 272-8511
         (573) 635-4151

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 1997 with the Securities and Exchange Commission. Copies of the Company's annual and quarterly reports may be obtained without charge by contacting:

         David V. Meyer
         Capital Savings Bancorp, Inc.
         425 Madison Street
         Jefferson City, Missouri  65101
         (573) 635-4151

                          CAPITAL SAVINGS BANCORP, INC.
                              CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

         425 Madison Street                  Telephone:        (573) 635-4151
         Jefferson City, Missouri  65101     Fax:              (573) 636-4122


DIRECTORS OF THE BOARD


Larry V. Schepers
         Chairman of the Board, President and Chief
         Executive Officer of Capital Savings
         Bancorp, Inc. and Capital Savings Bank, FSB
         Jefferson City, Missouri

Ralph J. Kalberloh
         Retired Executive Vice President of the Missouri
         Automobile Dealer's Association
         Consultant for Northwood University of
         Midland, Michigan

Frank A. Sloan
         Active Emeritus Agent associated with Bankers
         Life and Casualty
         Jefferson City, Missouri

Wayne R. Walquist
         Chairman of the Board, President and
         founder of the Family Benefit Life Insurance
         Jefferson City, Missouri

Arthur F. Wankum
         Executive Vice President and Chief Financial
         Officer of Capital Savings Bancorp, Inc. and
         Capital Savings Bank, FSB
         Jefferson City, Missouri

Joseph E. Forck
         Senior Vice President of Capital Savings
         Bank, FSB
         Jefferson City, Missouri

CAPITAL SAVINGS BANCORP, INC. OFFICERS

Larry V. Schepers
         Chairman of the Board, President and
         Chief Executive Officer

Marilyn Curtit
         Corporate Secretary

Arthur F. Wankum
         Executive Vice President and
         Chief Financial Officer

CAPITAL SAVINGS BANK, FSB OFFICERS


Larry V. Schepers
         Chairman of the Board, President and
         Chief Executive Officer

Joseph E. Forck
         Senior Vice President

Shannon C. Britt
         Vice President - Lending Operations
Arthur F. Wankum
         Executive Vice President and
         Chief Financial Officer

Charles Wm. Clark
         Senior Vice President

Marilyn Curtit
         Corporate Secretary


INDEPENDENT AUDITORS

Williams-Keepers LLP
107 Adams Street
Jefferson City, Missouri  65101

SPECIAL COUNSEL

Silver, Freedman & Taff, L.L.P.
1100 New York Avenue, N.W.
Washington, D.C.  20005